Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-275898

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated March 21, 2024

Pricing Supplement Dated March __, 2024 to the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023
$ Fixed Coupon Barrier Notes Linked to the Nasdaq-100 Index®, due March 25, 2027 Royal Bank of Canada

Royal Bank of Canada is offering Fixed Coupon Barrier Notes (the “Notes”) linked to the performance of the Nasdaq-100 Index® (the “Reference Asset”). The Notes are our senior unsecured obligations, will pay a quarterly coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement, as set forth below.
Reference Asset	Initial Level	Barrier Level*
Nasdaq-100 Index® (“NDX”)	18,240.11	12,768.08, which is 70.00% of its Initial Level
*Rounded to two decimal places.
The Notes do not guarantee any return of principal at maturity. All payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, “Risk Factors” beginning on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Strike Date:	March 20, 2024	Principal Amount:	$1,000 per Note
Trade Date:	March 21, 2024	Issue Date:	March 26, 2024
Coupon Payment:	Each coupon will be paid in equal quarterly payments at a rate of 7.05% per annum.	Maturity Date:	March 25, 2027
Initial Level:	The closing level of the Reference Asset on the Strike Date, as set forth in the table above.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive at maturity $1,000 plus the final Coupon Payment, unless the Final Level is less than the Barrier Level.
If the Final Level is less than the Barrier Level, then the investor will receive at maturity, for each $1,000 in principal amount, in addition to the final Coupon Payment, a cash payment equal to: $1,000 + ($1,000 x Percentage Change)
Investors could lose some or all of their principal amount if the Final Level is less than the Barrier Level.

CUSIP:	78017FPU1
	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions(1)	0.60%	$
Proceeds to Royal Bank of Canada	99.40%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $6.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $994.00 and $1,000 per $1,000 in principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $939 and $989 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This terms supplement relates to an offering of Fixed Coupon Barrier Notes (the “Notes”) linked to the Reference Asset.
Issuer:	Royal Bank of Canada (the “Bank”)
Strike Date:	March 20, 2024
Trade Date:	March 21, 2024
Issue Date:	March 26, 2024
Valuation Date:	March 22, 2027
Maturity Date:	March 25, 2027, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Coupon Payment	Quarterly, as follows (subject to postponement as set forth in the product supplement):
Dates:	June 25, 2024
September 25, 2024
December 26, 2024
March 25, 2025
June 25, 2025
September 25, 2025
December 26, 2025
March 25, 2026
June 25, 2026
September 24, 2026
December 24, 2026
March 25, 2027 (the Maturity Date)
Record Dates:
The record date for each Coupon Payment Date will be the date one business day prior to that scheduled Coupon Payment Date; provided, however, that the coupon payable at maturity will be payable to the person to whom the payment at maturity will be payable.

Percentage Change:	Expressed as a percentage, an amount equal to:
Initial Level:	The closing level of the Reference Asset on the Strike Date, as set forth on the cover page of this terms supplement.

P-2	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Barrier Level:	70% of the Initial Level, as set forth on the cover page of this terms supplement.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus the final Coupon Payment, unless the Final Level is less than the Barrier Level.
If the Final Level is below the Barrier Level, you will receive at maturity, for each $1,000 in principal amount, in addition to the final Coupon Payment, a cash payment equal to:
$1,000 + ($1,000 x Percentage Change)
The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Asset from the Trade Date to the Valuation Date. Investors in the Notes could lose some or all of their investment at maturity if the Final Level is less than the Barrier Level.

Calculation Agent:	RBC Capital Markets, LLC
Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount.

Listing:	None
Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Asset. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level relative to the Initial Level. We cannot predict the actual performance of the Reference Asset.
The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon Payment) for a hypothetical range of performance for the Reference Asset, assuming an Initial Level of 100, a Barrier Level of 70.00 and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Levels are shown in the first column on the left. The second column shows the hypothetical Percentage Change for the Reference Asset. The third column shows the Payment at Maturity as a percentage of the principal amount. The last column shows the hypothetical Payment at Maturity per $1,000 in principal amount of the Notes.
Hypothetical Final Level	Hypothetical Percentage Change	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity
150.00	50.00%	100.00%	$1,000.00
140.00	40.00%	100.00%	$1,000.00
130.00	30.00%	100.00%	$1,000.00
120.00	20.00%	100.00%	$1,000.00
110.00	10.00%	100.00%	$1,000.00
100.00	0.00%	100.00%	$1,000.00
90.00	-10.00%	100.00%	$1,000.00
80.00	-20.00%	100.00%	$1,000.00
70.00	-30.00%	100.00%	$1,000.00
69.99	-30.01%	69.99%	$699.90
60.00	-40.00%	60.00%	$600.00
50.00	-50.00%	50.00%	$500.00
40.00	-60.00%	40.00%	$400.00
30.00	-70.00%	30.00%	$300.00
20.00	-80.00%	20.00%	$200.00
10.00	-90.00%	10.00%	$100.00
0.00	-100.00%	0%	$0.00

P-5	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments set forth in the table above are calculated.
Example 1: The level of the Reference Asset increases by 25% from the Initial Level of 100.00 to a Final Level of 125.00. Because the Final Level is greater than the Barrier Level, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 25% appreciation in the level of the Reference Asset.
Example 2: The level of the Reference Asset decreases by 10% from the Initial Level of 100.00 to a Final Level of 90.00. Because the Final Level is greater than the Barrier Level, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 10% decline in the level of the Reference Asset.
Example 3: The level of the Reference Asset decreases by 50% from the Initial Level of $100.00 to a Final Level of 50.00. Because the Final Level is less than the Barrier Level, we will pay an amount in cash that will be calculated as follows:
$1,000 + ($1,000 x -50%) = $500.00
* * *
The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes.

P-6	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Lose Some or All of the Principal Amount at Maturity — Investors in the Notes could lose some or all of their principal amount if there is a decline in the level of the Reference Asset between the Trade Date and the Valuation Date. If the Final Level is less than the Barrier Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing level of the Reference Asset from the Trade Date to the Valuation Date. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Payments on the Notes Are Limited — The payments on the Notes will be limited to the Coupon Payments. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset, the securities included in the Reference Asset, or in a security directly linked to the positive performance of the Reference Asset.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity —The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the payments due on the Notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the level of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

•
The Tax Treatment of the Notes Is Uncertain — The U.S. federal income tax treatment of an investment in the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of an investment in the Notes, and the IRS or a court may not agree with the tax treatment described in this document.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes – Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value

P-7	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or our hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stock — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by our affiliates.

P-8	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Risks Relating to the Reference Asset
•
Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Asset — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the securities represented by the Reference Asset. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on those securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the securities included in the Reference Asset may have. Further, the level of the Reference Asset may increase substantially during the term of the Notes, while your return on the Notes is limited to the Coupon Payments.

•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The Maturity Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
An Investment in the Notes Is Subject to Risks Relating to Non-U.S. Securities Markets — Because certain securities included in the NDX are issued by non-U.S. issuers and/or are traded outside of the U.S., an investment in the Notes involves particular risks. For example, the relevant non-U.S. securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the U.S. or other securities markets.

P-9	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
U.S. FEDERAL TAX INFORMATION
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, and supersedes the discussion in the product supplement under the caption “Supplemental Discussion of U.S. Federal Income Tax Consequences.” It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to U.S. holders and non-U.S. holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. This discussion does not apply to holders subject to special rules including accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
We will not attempt to ascertain whether the issuer of any of the component stocks included in the Reference Asset would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder. You should refer to any available information filed with the SEC and other authorities by the issuers of the component stock included in the Reference Asset and consult your tax advisor regarding the possible consequences to you in this regard, if any.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
In the opinion of our counsel, Ashurst LLP, it would generally be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Asset written by you and purchased by us (the “Put Option”). The balance of this disclosure assumes this treatment is proper and will be respected for U.S. federal income tax purposes. Pursuant to this treatment, ___% of each ___% Coupon Payment will be treated as an interest payment and ___% of each ___% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes.
Treatment as an Investment Unit
If your Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, it is likely that the Debt Portion of your Notes would be treated as having been issued for the principal amount of the Notes (if you are an initial purchaser) and that Coupon Payments on the Notes would be treated in part as payments of interest and in part as payments for the Put Option. Amounts treated as interest would be included in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes (as described under “Tax Consequences—United States Taxation—Payments of Interest” in the accompanying prospectus). Amounts treated as payment for the Put Option would be deferred and accounted for upon the sale or maturity of the Notes, as discussed below.
If you were to receive a cash payment of the full principal amount of your Notes upon the maturity of your Notes, such payment would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the lapse of the Put Option which would likely result in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above. If you were to receive a cash payment upon the maturity of your Notes (excluding cash received as a Coupon Payment) of less than the full principal amount of your Notes, such payment

P-10	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
would likely be treated as (i) payment in full of the principal amount of the Debt Portion (which would not result in the recognition of gain or loss if you are an initial purchaser of your Notes) and (ii) the cash settlement of the Put Option pursuant to which you paid to us an amount equal to the excess of the principal amount of your Notes over the amount that you received upon the maturity of your Notes (excluding cash received as a Coupon Payment) in order to settle the Put Option. If the aggregate amount paid to you for the Put Option and deferred as described above is greater than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital gain in an amount that is equal to such excess. Conversely, if the amount paid to you for the Put Option and deferred as described above is less than the amount you are deemed to have paid to us to settle the Put Option, you will likely recognize short-term capital loss in an amount that is equal to such difference. The deductibility of capital losses is subject to limitations.
Upon the sale of your Notes, you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted U.S. federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Notes if you are an initial purchaser of your Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be long-term capital gain or loss if your holding period is greater than one year. The amount of cash that you receive that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment (to the purchaser in the case of a sale) equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option. The deductibility of capital losses is subject to limitations.
If you are a secondary purchaser of your Notes, you would be required to allocate your purchase price for your Notes between the Debt Portion and Put Option based on the respective fair market values of each on the date of purchase. If, however, the portion of your purchase price allocated to the Debt Portion is at a discount from, or is in excess of, the principal amount of your Notes, you may be subject to the market discount or amortizable bond premium rules described in the accompanying prospectus under “Tax Consequences—United States Taxation—Market Discount” and “Tax Consequences—United States Taxation—Debt Securities Purchased at a Premium” with respect to the Debt Portion. The portion of your purchase price that is allocated to the Put Option would likely be offset for tax purposes against amounts you subsequently receive with respect to the Put Option (including amounts received upon a sale of the Notes that are attributable to the Put Option), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option or with respect to the sale of the Reference Asset you receive upon the exercise of the Put Option. If, however, the portion of your purchase price allocated to the Debt Portion as described above is in excess of your purchase price for your Notes, you would likely be treated for tax purposes as having received a payment for the Put Option (which will be deferred as described above) in an amount equal to such excess.
Alternative Characterizations
There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate.
For example, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note. You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you

P-11	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
recognize upon the sale or maturity of your Note would generally be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss. The deductibility of capital losses is subject to limitations.
If your Note is treated as a contingent payment debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in U.S. Treasury Department regulations governing contingent payment debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.
In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis. While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Further, future legislation, including legislation based on bills previously introduced in Congress, may tax all derivative instruments on a mark-to-market basis, requiring holders of such derivative instruments to take into account annually gains and losses on such instruments as ordinary income. The adoption of such legislation or similar proposals may significantly impact the tax consequences from an investment in the Notes, including the timing and character of income and gain on the Notes. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes and proposals to change the taxation of certain derivative instruments.
Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that you may be required to include the entire Coupon Payment into income when it is received. It is also possible that your Note may be characterized in whole or in part as a notional principal contract or as a different type of derivative contract. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.
Backup Withholding and Information Reporting
Payments made with respect to the Notes and proceeds from the sale or maturity of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the IRS or allowed as a credit against the holder’s U.S. federal income tax liability, provided the holder makes a timely filing of an appropriate tax return or refund claim to the IRS.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.
Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.
Non-U.S. Holders
The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of the Notes and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
The U.S. federal income tax treatment of the Notes is uncertain. We intend to withhold (or expect the applicable withholding agent will withhold) U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) in respect of Coupon Payments made on the Notes to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (in which

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Fixed Coupon Barrier Notes Royal Bank of Canada
case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.
To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form). In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the Coupon Payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such Coupon Payments. No assurance can be provided on the proper characterization of the Coupon Payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty. Non-U.S. holders must consult their tax advisors in this regard.
Except as discussed below, you will generally not be subject to U.S. federal income or withholding tax on any gain upon the sale or maturity of the Notes, provided that (i) you comply with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which you certify, under penalties of perjury, that you are not a U.S. person and provide your name and address, (ii) your gain is not effectively connected with your conduct of a U.S. trade or business, and (iii) if you are a non-resident alien individual, you are not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, you generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if you were a U.S. holder and, if you are a corporation, you may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to you may be subject to information reporting and to backup withholding unless you comply with applicable certification and identification requirements as to your foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs, directly or indirectly, reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax, or if we or the institution through which you hold the Notes determine withholding is appropriate under current law, we or such institution will withhold tax at the applicable statutory rate. We will not be required to pay any additional amounts in respect of such withholding. Prospective investors should consult their own tax advisors in this regard.

P-13	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.
If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-14	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this document regarding the Reference Asset, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the index sponsor. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of the index sponsor discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.
Nasdaq-100 Index® (“NDX”)
The Nasdaq-100 Index® ("NDX") is a modified market capitalization-weighted index of the 100 largest non-financial stocks that have their primary U.S. listing on the Nasdaq Global Select Market or the Nasdaq Global Market. The NDX excludes securities of companies assigned to the Financials industry according to the Industry Classification Benchmark. The NDX  was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. The Nasdaq, Inc. (“index sponsor”) publishes the NDX.
Security Eligibility Criteria
To be eligible for initial inclusion in the NDX, a security must meet the following criteria:
•
the security must generally be a common stock, ordinary share, American Depositary Receipt ("ADR"), or tracking stock. Companies organized as real estate investment trusts are not eligible for index inclusion. If the security is an ADR, then references to the “issuer” are references to the underlying security and the total shares outstanding is the actual ADRs outstanding as reported by the depositary banks. If an issuer has listed multiple security classes, all security classes are eligible, subject to meeting all other security eligibility criteria;

•	the security’s primary U.S. listing must exclusively be listed on the Nasdaq Global Select Market or the Nasdaq Global Market;
•
if the security is issued by an issuer organized under the laws of a jurisdiction outside the United States, it must have listed options on a registered options market in the United States or be eligible for listed-options trading on a registered options market in the United States;

•	the security must be issued by a non-financial company (any industry other than Financials) according to the Industry Classification Benchmark;
•	the security must have a minimum average daily trading volume of 200,000 shares s (measured over the three calendar months ending with the month that includes the reconstitution reference date);
•
the security must have traded for at least three full calendar months, not including the month of initial listing, on an “eligible exchange,” which includes Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American or CBOE BZX. Eligibility is determined as of the constituent selection reference date, and includes that month. A security that was added to the NDX as a result of a spin-off event will be exempt from this requirement;

•	the security may not be issued by an issuer currently in bankruptcy proceedings; and
•
the issuer of the security generally may not have entered into a definitive agreement or other arrangement that would make it ineligible for NDX inclusion and where the transaction is imminent as determined by the Index Management Committee.

There is no market capitalization eligibility or float eligibility criterion.

P-15	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Constituent Selection Process
The index sponsor selects constituents once annually in December. The security eligibility criteria are applied using market data as of the end of October and total shares outstanding as of the end of November. All eligible issuers, ranked by market capitalization, are considered for the NDX inclusion based on the following order of criteria.
•	The top 75 ranked issuers will be selected for inclusion in the NDX.
•	Any other issuers that were already members of the NDX as of the reconstitution reference date and are ranked within the top 100 are also selected for inclusion in the NDX.
•
In the event that fewer than 100 issuers pass the first two criteria, the remaining positions will first be filled, in rank order, by issuers currently in the index ranked in positions 101-125 that were ranked in the top 100 at the previous reconstitution or replacement-or spin-off-issuers added since the previous reconstitution. In the event that fewer than 100 issuers pass the first three criteria, the remaining positions will be filled, in rank order, by any issuers ranked in the top 100 that were not already members of the NDX as of the reconstitution reference date.

Index reconstitutions are announced in early December and become effective after the close of trading on the third Friday in December.
Constituent Weighting
The NDX is rebalanced on a quarterly basis in March, June, September and December and index weights are announced in early March, June, September and December.
Quarterly weight adjustment
The NDX’s quarterly weight adjustment employs a two-stage weight adjustment scheme according to issuer-level constraints.
Index securities’ initial weights are determined using up to two calculations of market capitalization: Total shares outstanding-derived market capitalization and index share-derived market capitalization. Total shares outstanding-derived market capitalization is defined as a security’s last sale price times its total shares outstanding. Index share-derived market capitalization is defined as a security’s last sale price times its updated index shares as of the prior month end. Both total shares outstanding-derived market capitalization and index share-derived market capitalization can be used to calculate total shares outstanding-derived index weights and index share-derived initial weights by dividing each index security’s total shares outstanding-derived market capitalization or index share-derived market capitalization by the aggregate total shares outstanding-derived market capitalization or index share-derived market capitalization of all index securities.
When the rebalance coincides with the reconstitution, only total shares outstanding-derived initial weights are used. When the rebalance does not coincide with the reconstitution, index share-derived initial weights are used when doing so results in no weight adjustment; otherwise, total shares outstanding-derived initial weights are used in both stages of the weight adjustment procedure. Issuer weights are the aggregated weights of the issuers’ respective index securities.
Stage 1
If no initial issuer weight exceeds 24%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No issuer weight may exceed 20% of the index.
Stage 2
If the aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following Stage 2 constraint, producing the final weights:

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•	The aggregate weight of the subset of issuers whose Stage 1 weights exceed 4.5% is set to 40%.
Annual weight adjustment
The NDX’s annual weight adjustment employs a two-stage weight adjustment scheme according to security-level constraints.
Index securities’ initial weights are determined via the quarterly weight adjustment procedure.
Stage 1
If no initial security weight exceeds 15%, initial weights are used as Stage 1 weights; otherwise, initial weights are adjusted to meet the following Stage 1 constraint, producing the Stage 1 weights:
•	No security weight may exceed 14% of the index.
Stage 2
If the aggregate weight of the subset of index securities with the five largest market capitalizations is less than 40%, Stage 1 weights are used as final weights; otherwise, Stage 1 weights are adjusted to meet the following constraints, producing the final weights:
•	The aggregate weight of the subset of index securities with the five largest market capitalizations is set to 38.5%.
•
No security with a market capitalization outside the largest five may have a final index weight exceeding the lesser of 4.4% or the final index weight of the index security ranked fifth by market capitalization.

Special rebalance schedule
A special rebalance may be conducted at any time based on the weighting restrictions described above if it is determined to be necessary to maintain the integrity of the NDX.
Index Calculation
The NDX is a modified market capitalization-weighted index. The level of the NDX equals the index market value divided by the divisor. The index market value is the sum of each index security's market value, as may be adjusted for any corporate actions. An index security’s market value is determined by multiplying the last sale price by the number of shares of the index security represented in the NDX. The NDX is a price return index, which means that the NDX reflects changes in market value of the index securities and does not reflect regular cash dividends paid on those index securities.
If an index security does not trade on the relevant Nasdaq exchange on a given day or the relevant Nasdaq exchange has not opened for trading, the previous index calculation day’s closing price for the index security (adjusted for corporate actions occurring prior to market open on the current day, if any) is used. If an index security is halted during the trading day, the most recent last sale price is used until trading resumes. For securities where the Nasdaq Stock Market is the relevant Nasdaq exchange, the last sale price may be the Nasdaq Official Closing Price when it is closed.
The divisor is calculated as the ratio of (i) the start of day market value of the NDX divided by (ii) the previous day market value of the NDX. The index divisor is adjusted to ensure that changes in an index security’s price or shares either by corporate actions or index participation which occur outside of trading hours do not affect the index level. An index divisor change occurs after the close of the NDX.
Index Maintenance
Deletion Policy
If, at any time other than an index reconstitution, the index sponsor determines that an index security is ineligible for index inclusion, the index security is removed as soon as practicable. This may include:

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Fixed Coupon Barrier Notes Royal Bank of Canada
•	Listing on an ineligible index exchange;
•	Merger, acquisition, or other major corporate event that would adversely impact the integrity of the NDX;
•	If a company is organized as a real estate investment trust;
•	If an index security is classified as a financial company (Financials industry) according to the Industry Classification Benchmark;
•	if the issuer has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the NDX for two consecutive month ends; and
•
If a security that was added to the NDX as the result of a spin-off event has an adjusted market capitalization below 0.10% of the aggregate adjusted market capitalization of the NDX at the end of its second day of regular way trading as an index member.

In the case of mergers and acquisitions, the effective date for the removal of an index issuer or security will be largely event-based, with the goal to remove the issuer or security as soon as completion of the acquisition or merger has been deemed highly probable. Notable events include, but are not limited to, completion of various regulatory reviews, the conclusion of material lawsuits and/or shareholder and board approvals.
If at the time of the removal of the index issuer or security there is not sufficient time to provide advance notification of the replacement issuer or security so that both the removal and replacement can be effective on the same day, the index issuer or security being removed will be retained and persisted in the NDX calculations at its last sale price until the effective date of the replacement issuer or security’s entry to the NDX.
Securities that are added as a result of a spin-off may be deleted as soon as practicable after being added to the NDX. This may occur when the index sponsor determines that a security is ineligible for inclusion because of reasons such as ineligible exchange, security type, industry, or adjusted market capitalization. Securities that are added as a result of a spin-off may be maintained in the NDX until a later date and then removed, for example, if a spin-off security has liquidity characteristics that diverge materially from the security eligibility criteria and could affect the integrity of the NDX.
Replacement policy
Securities may be added to the NDX outside of the index reconstitution when there is a deletion. The index security (or all index securities under the same issuer, if appropriate) is replaced as soon as practicable if the issuer in its entirety is being deleted from the NDX. The issuer with the largest market capitalization and that meets all eligibility criteria as of the prior month end which is not in the NDX will replace the deleted Issuer. Issuers that are added as a result of a spin-off are not replaced until after they have been included in an index reconstitution.
For pending deletions set to occur soon after an index reconstitution and/or index rebalance effective date, the index sponsor may decide to remove the index security from the NDX in conjunction with the index reconstitution and/or index rebalance effective date.
Corporate actions
In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be the subject to a variety of corporate actions and events that require maintenance and adjustments to the NDX, including special cash dividends, stock splits, stock dividends, bonus issues, reverse stock splits, rights offerings/issues, stock distributions of another security and spin-offs/de-mergers. Adjustments for corporate actions are made prior to market open on the effective date, ex-date, ex-dividend date or ex-distribution date of a given corporate action/event. In absence of one of those dates, there will be no adjustment to the NDX for such corporate action.
At the quarterly rebalancing, no changes are made to the NDX from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

P-18	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
Index share adjustments
If a change in total shares outstanding arising from other corporate events is greater than or equal to 10%, an adjustment to index shares is made as soon as practicable after being sufficiently verified. If the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are adjusted by the same percentage amount by which the total shares outstanding has changed.
License Agreement
The Notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (collectively, “Nasdaq”).  Nasdaq has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes.  Nasdaq makes no representation or warranty, express or implied to the owners of the Notes, or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the NDX to track general stock market performance.  Nasdaq’s only relationship to us is in the licensing of the Nasdaq®, NDX trademarks or service marks, and certain trade names of Nasdaq and the use of the NDX which are determined, composed and calculated by Nasdaq without regard to us or the securities.  Nasdaq has no obligation to take the needs of us or the owners of the Notes into consideration in determining, composing or calculating the NDX.  Nasdaq is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  Nasdaq has no liability in connection with the administration, marketing or trading of the Notes.
NASDAQ DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NDX OR ANY DATA INCLUDED THEREIN. NASDAQ MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NDX OR ANY DATA INCLUDED THEREIN.  NASDAQ MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NDX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. NASDAQ®, NASDAQ 100® AND NASDAQ 100 INDEX® ARE TRADE OR SERVICE MARKS OF NASDAQ AND ARE INCENSED FOR USE BY US.  THE NOTES HAVE NOT BEEN PASSED ON BY NASDAQ AS TO THEIR LEGALITY OR SUITABILITY. THE NOTES ARE NOT ISSUED, ENDORSED, SOLD OR PROMOTED BY NASDAQ. NASDAQ MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

P-19	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
HISTORICAL INFORMATION
The graph below sets forth the information relating to the historical performance of the Reference Asset for the period from January 1, 2014 through March 20, 2024. We obtained the information in the graph below from Bloomberg Financial Markets, without independent investigation.

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Closing levels
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Date

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-20	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about March 26, 2024, which is the third (third) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-21	RBC Capital Markets, LLC

Fixed Coupon Barrier Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate, rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be included in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-22	RBC Capital Markets, LLC